MONTEAGLE FUNDS

REQUEST FOR EXPEDITED APPROVAL

June 23, 2009

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:	MONTEAGLE FUNDS, FILE NOS. 811-08529 AND 333-41461

Ladies and Gentlemen:

On behalf of Monteagle Funds (the "Registrant"), I am requesting accelerated effectiveness as contemplated in Rule 461 under the Securities Act of 1933 - in particular, the Registrant is requesting a June 23, 2009 approval of the Post-Effective Amendment No. 34 to the Registrant's registration statement on Form N-1A (the "Amendment").

The Amendment relates to the offering of shares of beneficial interest in the six series of Registrant:
Monteagle Informed Investor Growth Fund;
Monteagle Fixed Income Fund;
Monteagle Value Fund;
Monteagle Large Cap Growth Fund;
Monteagle Select Value Fund; and
Monteagle Quality Growth Fund.
This request for accelerated effectiveness is made on behalf of and covers each series of Registrant.

The Amendment filed included a change in Officers, Adviser to two of the six series, Subadviser for one series, Administrator, Transfer Agent, Distributor and to update financial and other disclosures.  The changes with respect to the fund's investment adviser and the sub-advisers are the subject of the recent proxy statement distributed in connection with a shareholder meeting on April 17, 2009.   Additionally, based on recent discussions with the Staff, certain strategy and risk disclosures have been and are being included in the Value Fund prospectus.

The Registrant is aware of its obligations under the Securities Act of 1933 and acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in Registrant's filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 325/669-8023 if you have any questions concerning this filing.

Very truly yours,

/s/ Paul B. Ordonio
Paul B. Ordonio
President

June 23, 2009

Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

RE:           MONTEAGLE FUNDS, FILE NOS. 811-08529 AND 333-41461

Dear Sir or Madam:

As distributor for the Monteagle Funds (the "Trust”), and each series of the Trust:

Monteagle Informed Investor Growth Fund;
Monteagle Fixed Income Fund;
Monteagle Value Fund;
Monteagle Large Cap Growth Fund;
Monteagle Select Value Fund; and
Monteagle Quality Growth Fund.

Matrix as distributor concurs with the Trust’s request for acceleration and also request acceleration of effectiveness of the Post-Effective Amendment No 34 to the Trust’s registration statement on Form N-1A.

Please contact the undersigned at 215.830.8990 extension 101 if you have any questions concerning the above.

Sincerely,

/s/ David F. Ganley

David F. Ganley
Senior Vice President

Matrix Capital Group, Inc.
420 Lexington Avenue Suite 601
New York, NY  10170-0002